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                            Unisphere Networks, Inc.
                           10 Technology Park Drive
                          Westford, Massachusetts 01886






                                                          March 29, 2001


Elliot B. Staffin, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549


      Re:    Unisphere Networks, Inc.
             Withdrawal of Registration Statement on Form 10
             File No. 0-31855


Dear Mr. Staffin:

     On behalf of Unisphere Networks, Inc., the undersigned, President and Chief Executive Officer of Unisphere Networks, Inc., hereby requests that the Registration Statement on Form 10, as amended, registering options to purchase common stock, par value $0.01 per share, of Unisphere Networks, Inc. be withdrawn, effective immediately.



                                          Very truly yours,


                                           /s/  James A. Dolce, Jr.
                                          --------------------------------------
                                          James A. Dolce, Jr.
                                          President and Chief Executive Officer